Exhibit 99.1

Norwegian Cruise Line Reports Results for Second Quarter 2011

Strong Net Revenue Growth Drives 29.0% Increase in Adjusted EBITDA

MIAMI--(BUSINESS WIRE)--August 1, 2011--Norwegian Cruise Line (NCL Corporation Ltd., “Norwegian” or the “Company”) today reported results for the three months ended June 30, 2011.

Adjusted EBITDA for the second quarter ended June 30, 2011 increased 29.0% to $123.5 million from $95.7 million in the same period of 2010 on improved revenue performance and continued business improvement initiatives. Net Revenue for the quarter increased 19.8% to $418.0 million from $349.0 million in 2010 as a result of a 14.9% increase in Capacity Days, due to the addition of Norwegian Epic to the fleet in June 2010, along with an improvement in Net Yield of 4.2%. The increase in Net Yield was a result of both higher passenger ticket pricing and increased onboard spend per Capacity Day.

Net Cruise Cost per Capacity Day increased 1.1% in the second quarter primarily due to an increase in the price of fuel along with Dry-dock related costs substantially offset by business improvement initiatives. The price of fuel in the second quarter increased 17.1% to $595 per metric ton from $508 in 2010. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 1.1%.

Regarding the Company’s second quarter results, Norwegian Cruise Line President and Chief Executive Officer Kevin Sheehan commented, “I’m pleased to see continued strong Net Yield growth throughout the fleet.” Continued Sheehan, “Controllable costs were kept in check despite this environment of high fuel prices, while initiatives aimed at improving the guest experience resulted in record satisfaction scores in the quarter.”

As the Company continues to increase the sourcing of foreign passengers and deploy more vessels outside of North America, foreign currency fluctuations have an increasing effect on our financial results. In order to measure results on a comparable basis, certain non-GAAP financial measures are now shown on both a reported and Constant Currency basis, whereby revenues and expenses denominated in major foreign currencies are converted to U.S. dollars at the same rates used in the prior comparable period. For the second quarter of 2011, on a Constant Currency basis, the increase in Net Yield from the same period in 2010 was 3.4%. On a Constant Currency basis, Net Cruise Cost per Capacity day increased 0.7% and excluding fuel expense, decreased 1.6%.

Interest expense, net of capitalized interest, increased to $46.7 million in the quarter compared to $37.0 million in 2010 due to increased borrowings attributable to the addition of Norwegian Epic. Other expense was $0.3 million in 2011 compared to $33.8 million in 2010 which included a $33.1 million charge for foreign exchange contracts related to the financing of Norwegian Epic. Net income for the quarter was $29.2 million on revenue of $568.6 million compared to a net loss of $14.9 million on revenue of $477.9 million in 2010.

Quarter Highlights and Updates

As with the Norwegian Star in 2010 and Norwegian Sun in early 2011, Norwegian Dawn underwent an extended multi-million dollar Dry-dock in May to carry out additions and refurbishments to drive revenue and enhance the onboard guest experience. Accommodation improvements included the addition of fifty-eight new suites and staterooms, along with upgraded flat screen televisions in all staterooms. Enhancements to the public areas included the addition of the popular Moderno Churrascaria, an industry first Brazilian-themed specialty restaurant when introduced on Norwegian Epic, a new layout for the Dawn Club Casino, and a complete renovation of the Kid’s Crew and Teen Club.

In June, the first reveal of the two new Project Breakaway ships, scheduled for delivery in the spring of 2013 and 2014, debuted the balcony and mini-suite stateroom designs. These staterooms are the result of learnings from ships across the fleet and are designed to evoke popular modern boutique hotels. The layouts and designs were conceived in part by the same firm responsible for the award-winning Studio staterooms on Norwegian Epic. In July, the second reveal centered around the suites complex, an exclusive area which offers passengers on the Project Breakaway ships an additional level of privacy and luxury. Modeled after the suites complex which first appeared on Norwegian Jewel in 2005 and carried on each vessel through to Norwegian Epic in 2010, this “ship within a ship” is comprised of 76 suites, 42 of which are located in the main complex with the balance spread throughout the ship. The suites share a private courtyard and pool area, restaurant, bar and concierge lounge. So unique is this concept that the Company announced the branding of the suite complexes throughout the fleet as The Haven by Norwegian. The two Project Breakaway ships will join the five existing ships, Norwegian Epic, Norwegian Gem, Norwegian Jade, Norwegian Pearl and Norwegian Jewel in offering accommodations in this exclusive enclave.

“At Norwegian we’re as eager to bring into our fleet two brand new, state of the art ships in 2013 and 2014, as we are when working on refreshing our current ships with new accommodations, designs and features to deliver a world class vacation for our guests,” commented Sheehan. “And we are truly excited with the introduction of The Haven by Norwegian. This branding will allow us to more effectively communicate the offerings and amenities of The Haven complexes currently on five of our vessels, growing to seven vessels after the introduction of the Breakaways.”

Terminology

Adjusted EBITDA. Earnings before interest, other income (expense) including taxes, impairment loss, depreciation and amortization and other supplemental adjustments.

Berths. Double occupancy capacity per cabin even though many cabins can accommodate three or more passengers.

Capacity Days. Berths multiplied by the number of cruise days for the period.

Constant Currency. A calculation whereby foreign currency-denominated revenues and expenses in a period are converted at the U.S. dollar exchange rate of a comparable period in order to eliminate the effects of foreign exchange fluctuations.

Dry-dock - A process whereby a ship is positioned in a large basin where all of the fresh/sea water is pumped out in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

Gross Yield. Total revenue per Capacity Day.

Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

Net Per Diem. Net Revenue per Passenger Cruise Day.

Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield. Net Revenue per Capacity Day.

Occupancy Percentage or Load Factor. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

As our business includes the sourcing of passengers and deployment of vessels outside of North America, a portion of our revenue and expenses are denominated in foreign currencies, particularly euro and British pound sterling, which are subject to fluctuations in currency exchange rates versus our reporting currency, the U.S. dollar. In order to monitor results excluding these fluctuations, we calculate certain non-GAAP measures on a Constant Currency basis whereby current period revenue and expenses denominated in foreign currencies are converted to U.S. dollars using currency exchange rates of the comparable period. We believe that presenting these non-GAAP measures on both a reported and Constant Currency basis is useful in providing a more comprehensive view of trends in our business.

We believe that Adjusted EBITDA is appropriate to provide additional information to investors as it enables us to analyze our performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments.

Our non-GAAP financial measures may not be comparable to other companies within our industry. Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the “Results of Operations” section.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 44-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, Norwegian has 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on some of the newest and most contemporary ships at sea. The Company has two 4,000-passenger vessels on order for delivery in spring 2013 and spring 2014.

Norwegian’s largest and most innovative Freestyle Cruising ship, Norwegian Epic, debuted in June 2010. Norwegian Cruise Line is the official cruise line of Blue Man Group, appearing for the first time at sea on Norwegian Epic, as well as the official cruise line of Legends in Concert, Second City® Comedy Troupe, Howl at the Moon Dueling Pianos, Gibson Guitar, and Nickelodeon, the number-one entertainment brand for kids. Cirque Dreams® & Dinner is also featured on board Norwegian Epic as the first show of its kind at sea under a big top.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook and Twitter, watch us on YouTube, or contact us in the U.S. and Canada at 888- NCL-CRUISE (625-2784).

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Risks that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence; changes in cruise capacity, as well as capacity changes in the overall vacation industry; intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively; our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future; changes in fuel prices or other cruise operating costs; the risks associated with operating internationally; the continued borrowing availability under our credit facilities and compliance with our financial covenants; our ability to incur significantly more debt despite our substantial existing indebtedness; the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the impact of any future changes relating to how travel agents sell and market our cruises; the impact of any future increases in the price of, or major changes or reduction in, commercial airline services; the impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms; the continued availability of attractive port destinations; the control of our Company by certain of our shareholders whose interests may not continue to be aligned with ours; the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate; our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations; the lack of acceptance of new itineraries, products or services by our targeted customers; our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide; the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives; changes in interest rates and/or foreign currency rates; increases in our future fuel expenses related to implementing recently proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations; the impact of pending or threatened litigation and investigations; the impact of changes in our credit ratings; the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage; our ability to attain and maintain any price increases for our products; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships; the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other risks discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Revenue
Passenger ticket	$393,298	$328,683	$725,343	$607,715
Onboard and other	175,288	149,232	338,753	286,702
Total revenue	568,586	477,915	1,064,096	894,417
Cruise operating expense
Commissions, transportation and other	105,376	91,676	194,990	170,502
Onboard and other	45,217	37,258	83,087	70,080
Payroll and related	74,252	64,508	144,569	126,643
Fuel	62,584	49,569	120,610	96,907
Food	31,540	26,934	62,522	51,685
Other	63,938	51,449	121,368	99,741
Total cruise operating expense	382,907	321,394	727,146	615,558
Other operating expense
Marketing, general and administrative	62,967	61,786	133,169	125,985
Depreciation and amortization	46,510	38,896	92,767	76,753
Total other operating expense	109,477	100,682	225,936	202,738
Operating income	76,202	55,839	111,014	76,121
Non-operating income (expense)
Interest income	14	37	24	65
Interest expense, net of capitalized interest	(46,696)	(37,047)	(94,575)	(72,886)
Other income (expense)	(344)	(33,769)	2,088	(34,372)
Total non-operating income (expense)	(47,026)	(70,779)	(92,463)	(107,193)
Net income (loss)	$29,176	$(14,940)	$18,551	$(31,072)

NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share data)

	June 30,	December 31,
	2011	2010

Assets
Current assets:
Cash and cash equivalents	$60,177	$55,047
Accounts receivable, net	9,304	7,879
Inventories	39,357	32,763
Prepaid expenses and other assets	58,787	33,694
Total current assets	167,625	129,383
Property and equipment, net	4,643,864	4,639,281
Goodwill and tradenames	602,792	602,792
Other long-term assets	191,828	192,057
Total assets	$5,606,109	$5,563,513
Liabilities and shareholders' equity
Current liabilities:
Current portion of long-term debt	$132,982	$78,237
Accounts payable	63,254	64,399
Accrued expenses and other liabilities	235,123	216,501
Advance ticket sales	414,557	294,180
Total current liabilities	845,916	653,317
Long-term debt	2,939,677	3,125,848
Other long-term liabilities	51,392	52,680
Total liabilities	3,836,985	3,831,845
Commitments and contingencies
Shareholders' equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized;
21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,331,368	2,330,792
Accumulated other comprehensive income	22,638	4,309
Retained earnings (deficit)	(584,907)	(603,458)
Total shareholders' equity	1,769,124	1,731,668
Total liabilities and shareholders' equity	$5,606,109	$5,563,513

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Six Months Ended
	June 30,
	2011	2010
Cash flows from operating activities
Net income (loss)	$18,551	$(31,072)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation and amortization expense	103,808	86,238
Loss (gain) on derivatives	(4,030)	2,784
Share-based compensation expense	601	1,260
Changes in operating assets and liabilities:
Accounts receivable, net	(1,425)	(781)
Inventories	(6,594)	(5,988)
Prepaid expenses and other assets	(8,260)	110,771
Accounts payable	(1,145)	19,464
Accrued expenses and other liabilities	15,447	810
Advance ticket sales	117,257	130,256
Net cash provided by operating activities	234,210	313,742
Cash flows from investing activities
Additions to property and equipment	(97,350)	(853,994)
Net cash used in investing activities	(97,350)	(853,994)
Cash flows from financing activities
Repayments of long-term debt	(253,791)	(262,433)
Proceeds from long-term debt	122,086	873,273
Other	(25)	(21,299)
Net cash provided by (used in) financing activities	(131,730)	589,541
Net increase in cash and cash equivalents	5,130	49,289
Cash and cash equivalents at beginning of period	55,047	50,152
Cash and cash equivalents at end of period	$60,177	$99,441

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

The following table sets forth selected statistical information:

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2011		2010	2011		2010

Passengers Carried	374,380		330,662	747,080		635,687
Passenger Cruise Days	2,520,067		2,224,214	5,030,805		4,368,760
Capacity Days	2,339,640		2,035,928	4,683,408		4,024,208
Occupancy Percentage	107.7%		109.2%	107.4%		108.6%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended			Six Months Ended
	June 30,			June 30,
		2011			2011
		Constant			Constant
	2011	Currency	2010	2011	Currency	2010

Passenger ticket revenue	$393,298	$388,675	$328,683	$725,343	$721,220	$607,715
Onboard and other revenue	175,288	175,288	149,232	338,753	338,753	286,702
Total revenue	568,586	563,963	477,915	1,064,096	1,059,973	894,417
Less:
Commissions, transportation
and other expense	105,376	104,103	91,676	194,990	193,841	170,502
Onboard and other expense	45,217	45,217	37,258	83,087	83,087	70,080
Net Revenue	$417,993	$414,643	$348,981	$786,019	$783,045	$653,835

Capacity Days	2,339,640	2,339,640	2,035,928	4,683,408	4,683,408	4,024,208
Gross Yield	$243.02	$241.05	$234.74	$227.21	$226.33	$222.26
Net Yield	$178.66	$177.23	$171.41	$167.83	$167.20	$162.48

Gross Cruise Cost , Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows
(in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended			Six Months Ended
	June 30,			June 30,
		2011			2011
		Constant			Constant
	2011	Currency	2010	2011	Currency	2010
Total cruise operating expense	$382,907	$381,168	$321,394	$727,146	$726,222	$615,558
Marketing, general and
administrative expense	62,967	62,290	61,786	133,169	132,456	125,985
Gross Cruise Cost	445,874	443,458	383,180	860,315	858,678	741,543
Less:
Commissions, transportation
and other expense	105,376	104,103	91,676	194,990	193,841	170,502
Onboard and other expense	45,217	45,217	37,258	83,087	83,087	70,080
Net Cruise Cost	295,281	294,138	254,246	582,238	581,750	500,961
Less:
Fuel	62,584	62,584	49,569	120,610	120,610	96,907
Net Cruise Cost Excluding Fuel	$232,697	$231,554	$204,677	$461,628	$461,140	$404,054

Capacity Days	2,339,640	2,339,640	2,035,928	4,683,408	4,683,408	4,024,208
Gross Cruise Cost per Capacity Day	$190.57	$189.54	$188.21	$183.69	$183.34	$184.27
Net Cruise Cost per Capacity Day	$126.21	$125.72	$124.88	$124.32	$124.22	$124.49
Net Cruise Cost Excluding Fuel per Capacity Day	$99.46	$98.97	$100.53	$98.57	$98.46	$100.41

Adjusted EBITDA was calculated as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Net income (loss)	$29,176	$(14,940)	$18,551	$(31,072)
Interest, net	46,682	37,010	94,551	72,821
Depreciation and amortization expense	46,510	38,896	92,767	76,753
Other (income) expense	344	33,769	(2,088)	34,372
Other (1)	800	995	1,592	2,381
Adjusted EBITDA	$123,512	$95,730	$205,373	$155,255

(1) Includes non-cash compensation and costs related to our Shipboard Retirement Plan.

CONTACT:
Norwegian Cruise Line
Investor Relations:
Mark A. Kempa, 305-436-4932
or
Edel Cruz, 305-436-4773
or
Media:
AnneMarie Mathews, 305-436-4799
PublicRelations@ncl.com